Exhibit 99.1

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: February 28, 2014

To: All Canadian Securities Regulatory Authorities

Subject: Tahoe Resources Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 28, 2014
Record Date for Voting (if applicable) :	March 28, 2014
Beneficial Ownership Determination Date :	March 28, 2014
Meeting Date :	May 08, 2014
Meeting Location (if available) :	Rosewood Hotel Georgia 801 West Georgia Street, Vancouver, B.C. V6C 1P7
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	873868103	CA8738681037

Sincerely,

Computershare
Agent for Tahoe Resources Inc.